UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 000-06920
Applied Materials, Inc. Employee Savings and Retirement Plan
(Full title of the plan)
APPLIED MATERIALS, INC.
3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan:
We have audited the financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2007 and 2006, and for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2007, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but, rather, is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP ARMANINO McKENNA LLP
San Ramon, California
June 25, 2008

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2007	2006
ASSETS
Cash	$—	$984,471
Investments, at fair value	1,332,156,430	1,290,676,309
Participant loans	12,294,757	11,979,977

Assets held for investment purposes	1,344,451,187	1,303,640,757
Employer contribution receivable	1,444,111	1,099,519

Total assets	1,345,895,298	1,304,740,276

LIABILITIES
Expenses payable	(82,050)	(96,482)

Total liabilities	(82,050)	(96,482)

Net assets available for benefits, at fair value	1,345,813,248	1,304,643,794
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(677,628)	(165,221)

Net assets available for benefits	$1,345,135,620	$1,304,478,573

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2007	2006
Additions to net assets attributed to:
Investment income:
Dividends and interest	$67,788,343	$54,578,459
Net realized and unrealized (depreciation) appreciation in fair value of investments	(5,479,587)	53,487,610

Total investment income	62,308,756	108,066,069

Contributions:
Participant	70,889,708	64,551,284
Employer	26,672,215	26,193,519

Total contributions	97,561,923	90,744,803

Transfers in from outside plans	8,918,933	1,328,804

Deductions from net assets attributed to withdrawals and distributions	(128,132,565)	(106,678,939)

Net increase in net assets available for benefits	40,657,047	93,460,737
Net assets available for benefits:
Beginning of year	1,304,478,573	1,211,017,836

End of year	$1,345,135,620	$1,304,478,573

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 — Significant accounting policies
General
The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking more detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.
The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Plan administration
Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) manages the day-to-day operations and administration of the Plan on behalf of Applied. The 401(k) Committee members consist of certain Applied employees who do not report directly to Applied’s Chief Executive Officer, as specified in the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Loan fees are paid by Plan participants who elect to receive a Plan loan. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals.
Brokerage commission fees associated with transactions in the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) are paid by Plan participants who transact in the Stock Fund. Total administrative expenses paid directly from Plan assets amounted to $419,610 and $318,999 in 2007 and 2006, respectively. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting
The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.
Reclassification
Certain prior year balances have been reclassified to conform to the current year’s presentation.
Plan year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.
Investments
Plan assets are held in trust by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. Except as described below, the Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.
The Standish Mellon Stable Value Fund (the Stable Value Fund) is a separate account that holds investments in synthetic guaranteed investment contracts (GICs). The investments in synthetic GICs are presented at fair value.
In determining the net assets available for benefits, synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers.
Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the Stable Value Fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or the Plan) are not eligible for book value disbursements even from fully benefit-responsive contracts. These events may cause liquidation of all or a portion of a synthetic GIC at a market value adjustment. If the likelihood of such a non-book value withdrawal event is imminent, it may be necessary to consider revaluation of those particular synthetic GICs. In general, synthetic GIC issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, or there is a breach of material obligations under the contract or misrepresentation of the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The Stable Value Fund held fixed maturity, variable and constant duration synthetic GICs at December 31, 2007 and 2006. Generally, fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The credit rating for the wrap contract is set at the beginning of the wrap contract period and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial credit rating is established based on market interest rates at the time the initial asset is purchased. Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by a third party vendor engaged by the Stable Value Fund manager.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy-remote vehicle for the benefit of the Plan. The contract is benefit-responsive and provides next-day liquidity at book value. The credit rating resets quarterly based on current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the contract. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.
Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract amortizes gains and losses of the underlying securities over the contract duration, and assures that book value, benefit-responsive payments are made for participant-directed withdrawals. The credit rating on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market value of the underlying securities over the duration of the contract and therefore will be affected by movements in interest rates and changes in the market value of the underlying securities. The initial credit rating is established based on market interest rates at the time the underlying portfolio of securities is put together. Fair values for constant duration synthetic GICs are calculated using market values provided by external investment managers.
In the absence of an actively traded market, discounted cash flows are used to estimate synthetic GICs fair value.
The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Effective September 28, 2007, the Lord Abbett Small Cap Value Fund’s Class Y shares were renamed Class I shares.
Effective July 2007, the default fund under the Plan (the Default Fund) is the T. Rowe Price Personal Strategy Balanced Fund. Effective September 2006 to July 2007, the Default Fund was the Stable Value Fund. Effective before September 2006, the Default Fund was the Money Market Fund.
Effective June 2007, the Stock Fund was converted into a non-leveraged employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code (an ESOP). The ESOP, among other things, gives applicable participants (or their beneficiaries) the option of having any future cash dividends that are paid with respect to shares of Applied common stock (Shares) held in the ESOP either (1) reinvested in the ESOP, or (2) distributed directly to them in cash no later than ninety days after the Plan year for which the dividends were paid. If a participant (or beneficiary) fails to make such dividend election before any dividend payment date, the dividend automatically will be reinvested in the ESOP.
Income taxes
The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated November 4, 2002 to bring it into compliance with applicable law and to make other desired changes. In January 2007, Applied submitted the Plan, as amended, to the IRS for a new favorable determination letter (which was subsequently received in April 2008). The Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The conversion of the Stock Fund into an ESOP, effective June 2007, permits Applied to deduct for federal income tax purposes cash dividends that are paid with respect to the Shares held in the ESOP.
Risks and uncertainties
The Plan provides participants with investment options consisting of Shares, various mutual funds, a common/collective trust and a separate account offered by the Plan. These mutual funds, common/collective trust, and separate account invest in stocks, bonds and other investment securities. Shares and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 2 — Participation and benefits
Participant contributions
The Plan allows eligible participants to elect to have Applied withhold up to 50 percent of their eligible pre-tax compensation for their contribution to the Plan, subject to a dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year to make catch-up contributions up to 50 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral and/or catch-up contributions are invested in various investment funds available under the Plan in whole-percent increments according to the participants’ directions.
Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit individual retirement accounts. Such contributions are invested in various investment funds available under the Plan in accordance with the participants’ directions and the Plan’s provisions.
If participants fail to direct the manner in which their salary deferral, catch-up, and/or rollover contributions are to be invested, such funds automatically are invested in the Default Fund.
Applied’s matching contributions
Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan.
Applied currently matches 100 percent of participant salary deferral contributions up to the first three percent of eligible pre-tax compensation contributed each payroll period and then 50 percent of every dollar between four percent and six percent of eligible pre-tax compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code.
The Plan allows participants to direct the investment of any matching contribution account balances in any of the available investment funds under the Plan. If participants fail to direct the manner in which their future matching contributions are to be invested, such funds automatically are invested in the Default Fund.
Applied’s matching contributions (if any) are made in the form of cash.
Participant accounts
Each participant’s account is credited with the participant’s contributions, his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.
Payment of benefits
Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) generally may elect to leave his or her account balance in the Plan or receive a lump-sum cash distribution of his or her vested account balance. The terminated participant (or beneficiary) may also elect to receive whole Shares for any portion of his or her vested account balance that is invested in the ESOP.

A Plan participant must receive a distribution of his or her entire vested account balance no later than the April 1 immediately following the later of the calendar year in which he or she attains age 70.5 or the calendar year in which he or she terminates employment with Applied and all of its affiliates (the required beginning date). A participant’s beneficiary must receive a distribution of the participant’s entire vested account balance within five years of the participant’s death.
Notwithstanding the foregoing, if a terminated participant’s (or beneficiary’s) vested account balance is equal to or less than $1,000, a lump-sum payment of the vested account balance automatically will be distributed.
In accordance with the Plan’s rules, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5. A participant who receives a financial hardship withdrawal will be (1) suspended from active participation in the Plan and in Applied’s 2005 Executive Deferred Compensation Plan, if eligible, and (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan or participating in Applied’s Employees’ Stock Purchase Plan, for a period of at least six months following the withdrawal.
Effective January 1, 2006, the Plan was amended to provide that participants who have not received distributions of their entire vested account balances before the calendar year that immediately precedes the calendar year containing their required beginning distribution dates under the Plan must receive or begin to receive distributions of their vested account balances no later than their required beginning dates in the form of single lump-sum payments or in annual cash installments that equal the minimum amounts required to be distributed under the Code.
Loans to participants
The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50,000, less their highest outstanding loan balance during the past 12 months, (2) 100 percent of their salary deferral and rollover accounts, or (3) 50 percent of their vested account balances (including the vested portion of Applied’s matching contributions). Loans are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are generally payable in full upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 2007 carry interest rates ranging from 4.25 percent to 11.00 percent maturing through 2018.
Vesting
Participants are immediately vested in their salary deferral, catch-up and/or any rollover contributions, and any related earnings thereon.
Participants who have two years of credited service as defined by the Plan will vest 20 percent each year in Applied’s matching contributions (if any) allocated to their accounts, and will become fully vested after six years of credited service.
Participants who are employed by Applied or its affiliates become fully vested upon death, disability (as defined by the Plan) or attainment of normal retirement age under the Plan (age 65). Affected participants also become fully vested upon any termination of the Plan. As required by the Code, former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan. If a participant terminates his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching contribution balance generally will be forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching contribution balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions in 2007 and 2006 were $2,768,382 and $1,718,006, respectively.

Note 3 — Party-in-interest and related party transactions
As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Shares. Aggregate investment in Shares at December 31, 2007 and 2006 was as follows:

	Number of shares	Fair value
2007	24,201,064	$429,900,385
2006	28,709,431	$530,681,331
Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan, or its affiliates. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
Note 4 — Investments
The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2007	2006
Fidelity Equity-Income Fund	$78,667,204	$73,731,129
Fidelity Contrafund	136,154,480	101,011,526
T. Rowe Price Growth Stock Fund	93,958,475	82,745,962
Morgan Stanley Institutional Fund, Inc. — International Equity Portfolio — Class A	116,429,546	90,103,005
Vanguard Mid-Cap Index Fund — Institutional Class	87,339,116	76,291,003
Standish Mellon Stable Value Fund	120,553,297	103,923,164
Other funds individually representing less than 5% of net assets (including participant loans)	281,448,684	245,153,637
Applied Materials, Inc. Common Stock Fund	429,900,385	530,681,331

Assets held for investment purposes	$1,344,451,187	$1,303,640,757

The Stable Value Fund includes synthetic investment contracts that are benefit-responsive and are carried at fair value totaling $119 million at December 31, 2007. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the entire Stable Value Fund was 5.16% and 5.14% for the year ended December 31, 2007 and December 31, 2006, respectively. The average credited interest rate to the participants for the entire Stable Value Fund was 5.03% and 4.97% for the year ended December 31, 2007 and December 31, 2006, respectively. The Plan’s investment guidelines require these contracts to be with companies rated AA or better, with no more than 40% invested with any one synthetic wrap provider.
The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated or depreciated in value as follows for the years ended December 31:

	2007	2006
Mutual funds	$2,043,505	$35,428,783
Common/collective trust	1,335,294	767,069
Applied Materials, Inc. common stock	(8,858,386)	17,291,758

Total appreciation	$(5,479,587)	$53,487,610

Note 5 — Non-participant directed investments
As discussed in Note 2, the Plan allows participants (or their beneficiaries) to direct the investment of their account balances in any of the available investment funds under the Plan. If participants fail to direct the manner in which their salary deferral, catch-up, and/or rollover or any future matching contributions are to be invested, such funds automatically are invested in the Default Fund. Effective June 2007, the Stock Fund was converted into an ESOP. The ESOP, among other things, gives applicable participants (or their beneficiaries) the option of having any future cash dividends that are paid with respect to Shares held in the ESOP either (1) reinvested in the ESOP, or (2) distributed directly to them in cash no later than ninety days after the Plan year for which the dividends were paid. If a participant (or beneficiary) fails to make such dividend election before any dividend payment date, the dividend automatically will be reinvested in the ESOP. Effective March 2006 to June 2007, the Plan provided that any cash dividends paid on Shares held in the Stock Fund automatically would be invested according to the applicable participants’ (or beneficiaries’) investment elections for future allocations to their accounts, unless the participant (or beneficiary) elected to reinvest such dividends in the Stock Fund; provided, however, that if the participant (or beneficiary) failed to make any such investment election, such dividends automatically would be invested in the Default Fund. Effective before March 2006, the Plan provided that any cash dividends paid on Shares held in the Stock Fund automatically would be invested in the Money Market Fund.
Note 6 — Plan termination or modification
Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, affected participants would become fully vested in their accounts.
Note 7 — Acquisitions and Transfers
In July 2006, Applied acquired Applied Films Corporation (AFCO) and eligible employees of AFCO began to contribute to the Plan in August 2006. In connection with the AFCO acquisition, the two 401(k) plans sponsored by AFCO (together, the AFCO Plan) were merged in the Plan effective April 2007. As a result, AFCO Plan assets of $8,784,770 and loans of $134,163 were transferred into the Plan at that time.
In December 2005, Applied acquired ChemTrace Corporation and ChemTrace Precision Cleaning, Inc. (together, ChemTrace), and eligible employees of ChemTrace began to contribute to the Plan in February 2006. In connection with the acquisition, the 401(k) plan sponsored by ChemTrace (the ChemTrace Plan) was merged into the Plan effective July 2006. As a result, ChemTrace Plan assets of $1,282,035 were transferred into the Plan at that time.
The outstanding account balances remaining under the Etec Savings and Retirement Plan (the Etec Plan), a 401(k) plan that had been sponsored by Etec Systems, Inc. (Etec) and terminated in connection with Applied’s acquisition of Etec in March 2000, were transferred to the Plan in a plan-to-plan transfer effective April 2006. As a result, Etec Plan assets of $46,769 were transferred into the Plan at that time.

Note 8 — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Net assets available for benefits per the financial statements	$1,345,135,620
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	677,628

Net assets available for benefits per Form 5500	$1,345,813,248

The following is a reconciliation of total investment income per the financial statements for the year end December 31, 2007 to total income Form 5500:

2007
Total investment income per the financial statements	$62,308,756
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	677,628

Total investment income per Form 5500	$62,986,384

Note 9 — Subsequent Events
Effective January 2, 2008, the Class A shares of Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio were renamed Class I.
Effective March 2008, the Lord Abbett Small Cap Value Fund – Class I was removed as an investment option under the Plan and replaced with the Lord Abbett Small Cap Value Account, a separate account.
On April 11, 2008, the IRS issued a new favorable determination letter on the Plan. The favorable determination letter provides that the terms of the Plan conform to the requirements of Section 401(a) of the Code and that the Plan satisfies the requirements of an ESOP under Section 4975(e)(7) of the Code.

APPLIED MATERIALS, INC.	EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN	PLAN #333
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	(b)	(c)	(e)
	Identity of issuer, borrower,	Description of investment including maturity date,	Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value (1)	value
*	Fidelity Equity-Income Fund	1,426,164 shares	$78,667,204
*	Fidelity Contrafund	1,862,324 shares	136,154,480
	Lord Abbett Small Cap Value Fund-Class I	2,113,086 shares	62,166,996
*	Spartan U.S. Equity Index Fund – Investor Class	898,267 shares	46,620,081
	Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio — Class A	6,153,781 shares	116,429,546
	T. Rowe Price Growth Stock Fund	2,791,399 shares	93,958,475
	T. Rowe Price Personal Strategy Income Fund	577,508 shares	9,061,106
	T. Rowe Price Personal Strategy Balanced Fund	1,801,024 shares	34,687,730
	T. Rowe Price Personal Strategy Growth Fund	770,102 shares	18,821,301
	Vanguard Explorer Fund – Admiral Class	108,240 shares	7,172,014
	Vanguard Mid-Cap Index Fund – Institutional Class	4,207,087 shares	87,339,116
*	Core Plus Bond Fund	3,393,143 shares	40,388,186
	Standish Mellon Stable Value Fund	Various Products	120,553,297
	Vanguard Small-Cap Index Fund – Institutional Class	1,540,997 shares	50,236,513
*	Applied Materials, Inc. Common Stock Fund	24,201,064 shares	429,900,385
*	Participant loans	Interest at 4.25% to 11.00%, maturing through 2018	12,294,757

	Total		$1,344,451,187

(1)	Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).

*	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
Date: June 25, 2008	By	/s/ Ron Miller
Ron Miller
Vice President, Global Rewards

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm